(logo)BANCBOSTON MORTGAGE CORPORATION
	     A BANK OF BOSTON COMPANY






As of, and for the year ended December 31, 1995, BancBoston Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of, and for this same period, BancBoston Mortgage Corporation had in effect a fidelity bond and errors and omissions policy in the amount of $75 million and $20 million, respectively.




/s/William Glasgow, Jr.
William Glasgow, Jr.
Executive Vice President



3/27/96
Date



Post Office Box 44090, Jacksonville, Florida 32231-4090 (904) 2814-3000